SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 19, 2011

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com
- Investor Relations Release -

Novartis welcomes endorsement of Pandemic Influenza Preparedness Framework at World Health Assembly

•                  Framework aims to improve effectiveness of responses to future pandemics and outlines principles for influenza virus and benefit-sharing

•                  Novartis reiterates commitment to global pandemic preparedness, including support for affordable and equitable access to pandemic vaccines for developing countries

Basel, May 19, 2011 — Novartis welcomes the decision to endorse the Pandemic Influenza Preparedness Framework (PIP Framework) at the Sixty-fourth World Health Assembly. The PIP Framework sets out the roles and commitments of different stakeholders, including the World Health Organization (WHO) and vaccine manufacturers, in pandemic preparedness.

The PIP Framework provides additional transparency and certainty to the influenza virus and benefit-sharing process for all stakeholders. It will strengthen the WHO GISN (Global Influenza Surveillance Network), which is critical for rapid vaccine production during a pandemic outbreak. The Framework is also an important step towards affordable and equitable access to pandemic vaccines for developing countries. Public stakeholders and industry will work together to implement access strategies for low-income countries with the objective of building a sustainable supply for all. Beyond its contribution to the GISN, Novartis plans to dedicate a portion of its global pandemic manufacturing capacity to developing countries based on a tiered-pricing model.

“At Novartis we remain dedicated to working with the WHO and other stakeholders to further strengthen global pandemic preparedness.” said Andrin Oswald, Head of Novartis Vaccines and Diagnostics. “Where supported by demand for seasonal vaccines, we are collaborating with local partners to expand production capacity in developing countries. Furthermore, we continue to invest in innovation to make influenza vaccine production faster and more affordable, such as using our adjuvant technology that can increase our production output during a pandemic by up to four-fold.”

As a leading vaccine manufacturer, Novartis was at the forefront of the global pandemic response efforts during the 2009 A(H1N1) influenza pandemic. In addition to facilitating access to pandemic vaccines for developing countries through a tiered-pricing model, Novartis transferred vaccine and adjuvant production technologies to enable localized production and increase global production capacity.

“We now look forward to an open dialogue with the other stakeholders and working together to achieve a comprehensive and balanced implementation of the Framework based on agreed principles,” added Oswald.

Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “aims,” “future,” “commitment,” “will,” “plans,” “dedicated,” “can,” “look forward to,” or similar expressions, or by express or implied discussions regarding the development, approval, manufactured and distribution of potential future pandemic flu vaccines or regarding potential future revenues from such vaccines. You should not place undue reliance on these statements.  Such forward-looking statements reflect the current views of management regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any future pandemic flu vaccines will be developed, approved, manufactured or distributed in any market. Nor can there be any guarantee that such vaccines will achieve any particular levels of revenue in the future. In particular, management’s expectations regarding such vaccines could be affected by, among other things, unexpected disease patterns; unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including unexpected new clinical data and unexpected additional analysis of existing clinical data; unexpected manufacturing difficulties; competition in general; government, industry and general public pricing pressures; the company’s ability to obtain or maintain patent or other proprietary intellectual property protection; the impact that the foregoing factors could have on the values attributed to the Novartis Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, consumer health products, preventive vaccines and diagnostic tools. Novartis is the only company with leading positions in these areas. In 2010, the Group’s continuing operations achieved net sales of USD 50.6 billion, while approximately USD 9.1 billion (USD 8.1 billion excluding impairment and amortization charges) was invested in R&D throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 119,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

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# # #

Novartis Media Relations

Central media line : +41 61 324 2200
Eric Althoff Novartis Global Media Relations +41 61 324 7999 (direct) +41 79 593 4202 (mobile) eric.althoff@novartis.com	Liz Power Novartis Vaccines and Diagnostics +1 617 871 7985(direct) +1 617 583 3015 (mobile) elizabeth.power@novartis.com

e-mail: media.relations@novartis.com

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Novartis Investor Relations

Central phone:	+41 61 324 7944
Susanne Schaffert	+41 61 324 7944	North America:
Pierre-Michel Bringer	+41 61 324 1065	Richard Jarvis	+1 212 830 2433
Thomas Hungerbuehler	+41 61 324 8425	Jill Pozarek	+1 212 830 2445
Isabella Zinck	+41 61 324 7188	Edwin Valeriano	+1 212 830 2456

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: May 19, 2011	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial Reporting and Accounting